November 3, 2014

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Freshpet, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 27, 2014
File No. 333-198724

Dear Mr. Schwall:

On behalf of Freshpet, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 of the Company, which was initially filed with the Commission on September 12, 2014 (the “Registration Statement”).

Amendment No. 3 reflects certain revisions to the Registration Statement in response to the comment letter, dated October 31, 2014, from the staff of the Commission (the “Staff”). In addition, Amendment No. 3 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Page numbers in the text of our responses correspond to page numbers in Amendment No. 3. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Summary Consolidated Financial Data, page 11

1.	Staff’s comment: In the Pro Forma, as Adjusted column as of June 30, 2014 on page 12, we note that Cash and cash equivalents increased by $23,002 and Total assets increased by $21,550. Please explain the $1,452 difference. The same difference is also noted on page 45 in Selected Historical Consolidated Financial and Other Data.

Response: The Company respectfully advises the Staff that the $1,452 difference was due to (i) capitalized deferred offering cost of $1,075 that will be be reclassified as equity as proceeds received from the offering, net of deferred offering cost by the Company upon consummation of the offering and (ii) $377 of capitalized debt cost to be written off upon repayment of the Company’s outstanding indebtedness as described in the Registration Statement under the caption entitled “Use of Proceeds.”

Dilution, page 42

2.	Staff’s comment: For investor understanding, please revise your disclosure as to why you believe Preferred B Stock should be removed to arrive at net tangible book value.

Response: Although Series B Preferred Stock and Series C Preferred Stock are both classified as temporary equity, we excluded the Series B Preferred Stock in the net tangible book value given it closely resembles a liability because it includes paid-in-kind interest payments with senior liquidation rights, is not convertible into common stock and has no voting rights. The Company further advises the Staff that it has revised its disclosure on page 42 to include the foregoing explanation.

3.	Staff’s comment: In the second paragraph, you indicate that pro forma net tangible book value as of June 30, 2014 was $56.5 million and is represented by total assets less total liabilities and Preferred B Stock. Supplementally, please provide us with the detailed calculations used to arrive at the $56.5 million and how they were determined. Provide also the number of shares used to compute the per share amount.

Response: The Company respectfully advises the Staff that it calculated pro forma net tangible book value as of June 30, 2014 as total assets of $74.5 million less (i) total liabilities of $97.9 million and (ii) Series B Preferred Stock of $33.1 million. The Company further notes that it used 21,160,444 shares outstanding as of June 30, 2014, giving effect to the Guarantee Fee Conversion, the Preferred C Stock Conversion and the Stock Split, to compute the per share amount.

4.	Staff’s comment: It appears the pro forma net tangible book value of $56.5 million is a deficit and should be presented in parentheses. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 42 accordingly.

5.	Staff’s comment: In the third paragraph, please provide a value for your pro forma as adjusted net tangible book value. Supplementally, please provide us with the detailed calculations used to arrive at that value and how they were determined. Provide also the number of shares used to compute the per share amount.

Response: The Company respectfully advises the Staff that it has revised page 42 to disclose that its pro forma as adjusted net tangible book value as of June 30, 2014 was $65.6 million, or $2.08 per share. The Company calculated pro forma as adjusted net tangible book value as of June 30, 2014 as pro forma net tangible book value of ($56.5) million (see Response 3) plus $135.4 million, the effect of the sale by us of 10,416,667 shares of common stock in the offering at an assumed initial public offering price of $13.00 per share, the midpoint of the estimated offering price range, less (i) underwriting discounts of $9.5 million, (ii) estimated offering expenses of $3.0 million, and (iii) the write down of the discount on the Stockholder Note of $360 thousand and deferred financing fees of $377 thousand.

The Company further notes that it used 31,577,111 shares outstanding as of June 30, 2014, giving effect to the Guarantee Fee Conversion, the Preferred C Stock Conversion, the Stock Split and the offering by us of 10,416,667 shares in this offering, to compute the per share amount.

6.	Staff’s comment: In the first paragraph following the table on page 42 which describes the impact of a $1.00 increase or decrease, please provide us with the detailed calculations used to determine the change in the dilution of $0.69.

Response: The Company has provided in Annex A, attached hereto, the detailed calculations used to determine the change in the dilution of $0.69.

7.	Staff’s comment: In the second paragraph following the table on page 42 which describes the impact of the underwriters’ option, please provide us with the detailed calculations of the $0.47 increase.

Response: The Company has provided in Annex B, attached hereto, the detailed calculations of the $0.47 increase.

8.	Staff’s comment: On page 43, please explain why the total number of shares purchased is 31,577,111 and the total number of shares to be outstanding immediately after completion of the offering, as detailed on pages 6 and 106, is 31,799,037. In this regard, we note that the detail provided in the third bullet point on page 10 appears to result in the total number of shares prior to the offering to be 21,382,370, rather than 21,160,444.

Response: The Company acknowledges the Staff’s comment and advises the Staff that (i) the total number of shares purchased, as shown on page 43, is as of June 30, 2014 and (ii) the total number of shares to be outstanding immediately after completion of the offering, as detailed on pages 6 and 106, is as of September 30, 3014.

*    *    *    *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (201) 520-4080.

Sincerely,

/s/ Richard Kassar
Richard Kassar

cc:	Christian O. Nagler, Esq.
Kirkland & Ellis LLP

Marc D. Jaffe, Esq.
Latham & Watkins LLP

Annex A

Impact of $1.00 increase on pro forma as adjusted net tangible book value per share

Pro forma as adjusted net tangible book value	$65,585
Additional equity related to $1 increase	9,688

Updated pro forma as adjusted net tangible book value	$75,273

Updated pro forma as adjusted net tangible book value per share based on 31,577,111 shares	$2.38

Additional pro forma as adjusted net tangible book value per share	$0.31	(1)
Additional dilution per share to new investors	$0.69	(2)

(1)	The difference between $2.38 (the updated pro forma as adjusted net tangible book value per share) and $2.08 (the pro forma as adjusted net tangible book value based on an assumed initial public offering price of $13.00 per share, the midpoint of the estimated offering price range set forth on the cover page of the prospectus).

(2)	$14.00 (the midpoint of the estimated offering price range set forth on the cover page of the prospectus plus $1.00) less pro forma as adjusted net tangible book value per share of $2.38 equals updated dilution per share to new investors of $11.62, less $10.92 (expected dilution per share to new investors based on the midpoint of the estimated offering price range set forth on the cover page of the prospectus) and the result is additional dilution per share to new investors of $0.69.

Annex B

Impact of underwriters exercising their option to purchase additional shares of common stock in full on pro forma as adjusted net tangible book value per share

Pro forma as adjusted net tangible book value per share	$65,585
Additional equity related to $1 increase	18,891

Updated pro forma as adjusted net tangible book value	$84,476

Updated pro forma as adjusted net tangible book value per share based on 33,139,611 shares	$2.55

Additional pro forma as adjusted net tangible book value per share	$0.47	(1)
Additional dilution per share to new investors	$0.47	(2)

(1)	The difference between $2.55 (the updated pro forma as adjusted net tangible book value per share) and $2.08 (the pro forma as adjusted net tangible book value based on an assumed initial public offering price of $13.00 per share, the midpoint of the estimated offering price range set forth on the cover page of the prospectus).

(2)	$13.00 (the midpoint of the estimated offering price range set forth on the cover page of the prospectus) less pro forma as adjusted net tangible book value per share of $2.55 equals updated dilution per share to new investors of $10.45, less $10.92 (expected dilution per share to new investors based on the midpoint of the estimated offering price range set forth on the cover page of the prospectus) and the result is additional dilution per share to new investors of $0.47.